SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )1

                         WPCS INTERNATIONAL INCORPORATED

                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                   92931L 10 4

                                 (CUSIP Number)

                              Mr. Donald C. Walker
                               521 Railroad Avenue
                               Fairfield, CA 94533
                                 (707) 398-3421

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 30, 2002

             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 4 Pages)
             1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 92931L 10 4                   13D                    Page 2 of 4 Pages


1         NAME OF REPORTING PERSONS                                                       Donald C. Walker
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                                     ###-##-####

--------- ----------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) |_|
                                                                                                        (b) |_|
--------- ----------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS*           OO

--------- ----------------------------------------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or
          2(e)                                                                                                    |_|

--------- ----------------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                           United States


--------- ----------------------------------------------------------------------------------------------------------------

----------------------- ----- ---------------------------------------------------------------------------------------------

                          7   SOLE VOTING POWER
   NUMBER OF SHARES                1,217,145 shares of common stock.
                        ----- ---------------------------------------------------------------------------------------------

     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY                        0
                        ----- ---------------------------------------------------------------------------------------------

         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING                      1,217,145 shares of common stock.
                        ----- ---------------------------------------------------------------------------------------------

     PERSON WITH         10   SHARED DISPOSITIVE POWER
                                       0
--------- -----------------------------------------------------------------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,217,145 shares of common stock.
--------- -----------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                                                          |_|
--------- -----------------------------------------------------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.3%
--------- -----------------------------------------------------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*

          IN
--------- -----------------------------------------------------------------------------------------------------------------

                                                               Page 3 of 4 Pages

Item 1.  Security and Issuer.

     This statement relates to shares of the common stock, par value $.0001 per share, of WPCS International Incorporated, a Delaware corporation (the "Company"). The Company has its principal executive office at 140 South Village Avenue, Suite 20, Exton, Pennsylvania.

Item 2. Identity and Background.

     This statement is being filed by Donald C. Walker, a United States citizen. Mr. Walker is the Executive Vice President, Project Services Division of the Company. Mr. Walker maintains an office at Walker Comm, Inc., 521 Railroad Avenue, Fairfield, CA 94533.

     On December 30, 2002, the Company entered into an Agreement and Plan of Merger with Walker Comm Merger Corp., a Delaware corporation wholly-owned by the Company ("Subsidiary"), Walker Comm, Inc., a California corporation ("Walker, Inc."), Donald C. Walker ("D. Walker"), Gary R. Walker ("G. Walker"), and Tanya
D. Sanchez ("T. Sanchez" and together with D. Walker and G. Walker, the "Walker Shareholders"). Pursuant to the terms of the Agreement and Plan of Merger, the Company acquired (the "Acquisition") all of the issued and outstanding shares of capital stock of Walker, Inc. from the Walker Shareholders in exchange for an aggregate of 2,486,000 (of which Mr. Walker received 1,217,145) newly issued shares of the Company's common stock (the "Shares") and $1,000,000. Concurrently with the Acquisition, Subsidiary was merged with and into Walker, Inc.

     During the past five years, Mr. Walker has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The sole source of consideration for the issuance of 1,217,145 shares of the Company's common stock to Mr. Walker was the tender of his ownership of 51% of the outstanding shares of Walker, Inc. in connection with the Acquisition.

Item 4. Purpose of Transaction.

     See Item 2 above.

Item 5.  Interest in Securities of the Issuer.
     Under the rules and regulations of the Securities and Exchange Commission, Mr. Walker beneficially owns 1,217,145 shares of common stock, representing 9.3% of the outstanding shares of common stock of the Company. The percentage of outstanding shares of common stock is computed based on 13,078,844 shares of common stock outstanding. Except for the transactions described herein, Mr. Walker has no plans, arrangements or agreements for the acquisition or issuance of additional shares of the Company's common stock or other securities convertible into equity securities of the Company.

                                                               Page 4 of 4 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         1. Agreement and Plan of Merger by and among WPCS International Incorporated, a Delaware corporation, Walker Comm Merger Corp., a Delaware corporation, Walker Comm, Inc. a California corporation, Donald C. Walker, Gary R. Walker, and Tanya D. Sanchez, dated as of December 30, 2002.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

January 6, 2003
                                                          /s/ DONALD C. WALKER
                                                              Donald C. Walker

                          AGREEMENT AND PLAN OF MERGER


THIS AGREEMENT AND PLAN OF MERGER is made as of the 30th day of December, 2002

AMONG:

                  WPCS INTERNATIONAL INCORPORATED, a corporation formed pursuant to the laws of the State of Delaware and having an office for business located at 140 South Village Avenue, Suite 20, Exton, Pennsylvania 19341

                  ("WPCS")

AND:

                  WALKER COMM MERGER CORP., a body corporate formed pursuant to the laws of the State of Delaware and a wholly owned subsidiary of WPCS

                  (the "Acquirer")

AND:

                  WALKER COMM, INC., a body corporate formed pursuant to the laws of the State of California and having an office for business located at 521 Railroad Avenue, Fairfield, California 94533

                  ("Walker")

AND:

                  DONALD C. WALKER, an individual having an address at 521 Railroad Avenue, Fairfield, California 94533

                  ("D. Walker")

AND:

                  GARY R. WALKER, an individual having an address at 521 Railroad Avenue, Fairfield, California 94533

                  ("G. Walker")

AND:

                  TANYA D. SANCHEZ, an individual having an address at 521 Railroad Avenue, Fairfield, California 94533

                  ("T. Sanchez", and together with D. Walker and G. Walker, the
                   "Walker Shareholders")

WHEREAS:

A. Walker is a California corporation engaged in the business of providing structured cabling systems;

B. The Walker Shareholders own 100 Walker Shares (of which D. Walker owns 51 shares, G. Walker owns 39 shares and T. Sanchez owns 10 shares), being 100% of the presently issued and outstanding Walker Shares;

C. WPCS is a reporting company whose common stock is quoted on the NASD "Bulletin Board" and which is engaged in the business of providing fixed wireless telecommunications services;

D. The respective Boards of Directors of WPCS, Walker and the Acquirer deem it advisable and in the best interests of WPCS, Walker and the Acquirer that the Acquirer merge with and into Walker (the "Merger") pursuant to this Agreement and the Certificate of Merger, and the applicable provisions of the laws of the State of Delaware and the State of California; and

E. It is intended that the Merger shall qualify for United States federal income tax purposes as a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended.

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the premises and the mutual covenants, agreements, representations and warranties contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:


                                    ARTICLE 1
                         DEFINITIONS AND INTERPRETATION

Definitions

1.1      In this Agreement the following terms will have the following meanings:

(a) "Acquisition Shares" means the 2,486,000 WPCS Common Shares to be issued to the Walker Shareholders or at their direction at Closing pursuant to the Merger and the terms of this Agreement;

(b) "Agreement" means this Agreement and Plan of Merger among WPCS, the Acquirer, Walker, and the Walker Shareholders;

(c)                 "CGCL" means the California General Corporation Law;

(d) "Closing" means the completion, on the Closing Date, of the transactions contemplated hereby in accordance with Article 9 hereof;

(e) "Closing Date" means the day on which all conditions precedent to the completion of the transaction as contemplated hereby have been satisfied or waived;

(f)                 "Commission" means the Securities and Exchange Commission;

(g)                 "DGCL" means the General Corporation Law of the State of
                    Delaware;

(h) "Effective Time" means the date of the filing of an appropriate Certificate of Merger in the form required by the State of Delaware and the State of California, which provide that the Merger shall become effective upon such filings;

(i) "Employment Agreements" means the employment agreements to be entered into on the Closing Date between Walker and D. Walker and Walker and G. Walker in the forms attached hereto as Exhibit "A";

(j) "Exchange Act" means the Securities Exchange Act of 1934, as amended;

(k) "Merger" means the merger, at the Effective Time, of Walker and the Acquirer pursuant to this Agreement and Plan of Merger;

(l) "Place of Closing" means the offices of Sichenzia Ross Friedman Ference LLP, 1065 Avenue of the Americas, New York, New York 10018, or such other place as WPCS and Walker may mutually agree upon;

(m) "Registration Rights Agreement" means the Registration Rights Agreement to be entered into on the Closing Date between WPCS and the Walker Shareholders in respect of the Acquisition Shares in the form attached hereto as Exhibit "B";

(n) "SEC Reports" means all forms, reports and documents filed and required to be filed by WPCS with the Commission under the Exchange Act;

(o) "Securities Act" means the Securities Act of 1933, as amended;

(p) "Surviving Company" means Walker following the Merger with the Acquirer;

(q) "Walker Accounts Payable and Liabilities" means all accounts payable and liabilities of Walker, due and owing or otherwise constituting a binding obligation of Walker (other than a Walker Material Contract) as of October 31, 2002 as set forth in Schedule "A" hereto;

(r) "Walker Accounts Receivable" means all accounts receivable and other debts owing to Walker, as of October 31, 2002 as set forth in Schedule "B" hereto;

(s) "Walker Assets" means all the property and assets of the Walker Business of every kind and description wheresoever situated including, without limitation, Walker Equipment, Walker Material Contracts, Walker Accounts Receivable, Walker Cash, Walker Intangible Assets, Walker Goodwill, Walker Unlisted Inventory, and all credit cards, charge cards and banking cards issued to Walker;

(t) "Walker Bank Accounts" means all of the bank accounts, lock boxes and safety deposit boxes of Walker or relating to the Walker Business as set forth in Schedule "C" hereto;

(u) "Walker Business" means all aspects of the business conducted by Walker;

(v) "Walker Cash" means all cash on hand or on deposit to the credit of Walker on the Closing Date;

(w) "Walker Debt to Related Parties" means the debts owed by Walker and its subsidiaries to any of the Walker Shareholders or to any family member thereof, or to any affiliate, director or officer of Walker or the Walker Shareholders as described in Schedule "D";

(x) "Walker Equipment" means all machinery, equipment, furniture, and furnishings used in the Walker Business, including, without limitation, the items more particularly described in Schedule "E" hereto;

(y) "Walker Financial Statements" means collectively, the financial statements of Walker for the years ended December 31, 2000 and 2001, and the ten months ended October 31, 2002, all of which were prepared on an accrual basis in accordance with United States generally accepted accounting principles (other than the treatment of the Walker Unlisted Inventory), true copies of which are attached as Schedule "F" hereto;

(z)                 "Walker  Goodwill"  means the  goodwill  of the  Walker
                    Business together with the exclusive right of WPCS to represent itself as carrying on the Walker Business in succession of Walker subject to the terms hereof, and the right to use any words indicating that the Walker Business is so carried on including the right to use the name "Walker" or "Walker International" or any variation thereof as part of the name of or in connection with the Walker Business or any part thereof carried on or to be carried on by Walker, the right to all corporate, operating and trade names associated with the Walker Business, or any variations of such names as part of or in connection with the Walker Business, all telephone listings and telephone advertising contracts, all lists of customers, books and records and other information relating to the Walker Business, all necessary licenses and authorizations and any other rights used in connection with the Walker Business;

(aa) "Walker Insurance Policies" means the public liability insurance and insurance against loss or damage to Walker Assets and the Walker Business as described in Schedule "G" hereto;

(bb) "Walker Intangible Assets" means all of the intangible assets of Walker, including, without limitation, Walker Goodwill, all trademarks, logos, copyrights, designs, and other intellectual and industrial property of Walker and its subsidiaries;

(cc)                "Walker  Material   Contracts"  means  the  burden  and
                    benefit of and the right, title and interest of Walker in, to and under all trade and non-trade contracts, engagements or commitments, whether written or oral, to which Walker is entitled in connection with the Walker Business whereunder Walker is obligated to pay or entitled to receive the sum of $10,000 or more including, without limitation, any pension plans, profit sharing plans, bonus plans, loan agreements, security agreements, indemnities and guarantees, any agreements with employees, lessees, licensees, managers, accountants, suppliers, agents, distributors, officers, directors, attorneys or others which cannot be terminated without liability on not more than one month's notice, and those contracts listed in Schedule "I" hereto; and


(dd) "Walker Shares" means all of the issued and outstanding shares of Walker's equity stock;

(ee)                "Walker Unlisted Inventory" means the inventory listed on
                    Schedule I hereto, which does not appear on the Walker Financial Statements.

(ff) "WPCS Business" means all aspects of any business conducted by WPCS and its subsidiaries;

(gg) "WPCS Common Shares" means the Common Stock, $0.0001 par value per share, of WPCS; and

(hh) "WPCS Financial Statements" means, collectively, the audited consolidated financial statements of WPCS for the fiscal years ended April 30, 2001 and 2002, together with the unqualified auditors' report thereon, and the unaudited financial statements six month periods ended October 31, 2001 and 2002, true copies of which are attached as Schedule "K" hereto.

Any other terms defined within the text of this Agreement will have the meanings so ascribed to them.

Captions and Section Numbers

1.2 The headings and section references in this Agreement are for convenience of reference only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision thereof.

Section References and Schedules

1.3 Any reference to a particular "Article", "section", "paragraph", "clause" or other subdivision is to the particular Article, section, clause or other subdivision of this Agreement and any reference to a Schedule or Exhibit by letter will mean the appropriate Schedule or Exhibit attached to this Agreement and by such reference the appropriate Schedule or Exhibit is incorporated into and made part of this Agreement. The Schedules and Exhibits to this Agreement are as follows:

Information concerning Walker

Walker Disclosure Letter, including the following Schedules appurtenant thereto:

         Schedule "A"      Walker Accounts Payable and Liabilities
         Schedule "B"      Walker Accounts Receivable
         Schedule "C"      Walker Bank Accounts
         Schedule "D"      Walker Debts to Related Parties
                           (including accounts payable aging ledger)
         Schedule "E"      Walker Equipment
         Schedule "F"      Walker Financial Statements
         Schedule "G"      Walker Insurance Policies
         Schedule "H"      Walker Material Contracts
         Schedule "I"      Walker Unlisted Inventory
         Schedule "J"      Walker Unlisted Tools

Information concerning WPCS

Walker Disclosure Letter, including the following Schedules appurtenant thereto:

         Schedule "K"      WPCS Financial Statements

Ancillary Agreements

         Exhibit "A"       Form of Employment Agreements
         Exhibit "B"       Form of Registration Rights Agreement
         Exhibit "C"       Form of Security Agreement and UCC-1
         Exhibit "D"       Form of Indemnification Agreement
         Exhibit "E"       Form of Assumption Agreement





Severability of Clauses

1.4 If any part of this Agreement is declared or held to be invalid for any reason, such invalidity will not affect the validity of the remainder which will continue in full force and effect and be construed as if this Agreement had been executed without the invalid portion, and it is hereby declared the intention of the parties that this Agreement would have been executed without reference to any portion which may, for any reason, be hereafter declared or held to be invalid.

                                    ARTICLE 2
                                   THE MERGER

The Merger

2.1 At Closing, the Acquirer shall be merged with and into Walker pursuant to this Agreement and Plan of Merger and the separate corporate existence of the Acquirer shall cease and Walker, as it exists from and after the Closing, shall be the Surviving Company.

Effect of the Merger

2.2 The Merger shall have the effect provided therefor by the DGCL and CGCL. Without limiting the generality of the foregoing, and subject thereto, at Closing (i) all the rights, privileges, immunities, powers and franchises, of a public as well as of a private nature, and all property, real, personal and mixed, and all debts due on whatever account, including without limitation subscriptions to shares, and all other choses in action, and all and every other interest of or belonging to or due to Walker or the Acquirer, as a group, subject to the terms hereof, shall be taken and deemed to be transferred to, and vested in, the Surviving Company without further act or deed; and all property, rights and privileges, immunities, powers and franchises and all and every other interest shall be thereafter as effectually the property of the Surviving Company, as they were of Walker and the Acquirer, as a group, and (ii) all debts, liabilities, duties and obligations of Walker and the Acquirer, as a group, subject to the terms hereof, shall become the debts, liabilities and duties of the Surviving Company and the Surviving Company shall thenceforth be responsible and liable for all debts, liabilities, duties and obligations of Walker and the Acquirer, as a group, and neither the rights of creditors nor any liens upon the property of Walker or the Acquirer, as a group, shall be impaired by the Merger, and may be enforced against the Surviving Company.

Certificate of Incorporation; Bylaws; Directors and Officers

2.3 The Certificate of Incorporation of the Surviving Company from and after the Closing shall be the Certificate of Incorporation of Walker until thereafter amended in accordance with the provisions therein and as provided by the applicable provisions of the CGCL. The Bylaws of the Surviving Company from and after the Closing shall be the Bylaws of Walker as in effect immediately prior to the Closing, continuing until thereafter amended in accordance with their terms, the Certificate of Incorporation of the Surviving Company and as provided by the CGCL. The Directors of the the Surviving Company at the Effective Time shall be D. Walker, G. Walker, Andrew Hidalgo, E.J. von Schaumburg and Andrew Shoffner.

Conversion of Securities

2.4 At the Effective Time, by virtue of the Merger and without any action on the part of the Acquirer, Walker or the Walker Shareholders, the shares of capital stock of each of Walker and the Acquirer shall be converted as follows:

(a) Capital Stock of the Acquirer. Each issued and outstanding share of the Acquirer's capital stock shall continue to be issued and outstanding and shall be converted into one share of validly issued, fully paid, and non-assessable common stock of the Surviving Company. Each stock certificate of the Acquirer evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Company.

(b) Conversion of Walker Shares. Each Walker Share that is issued and outstanding at the Effective Time shall automatically be cancelled and extinguished and converted, without any action on the part of the holder thereof, into the right to receive at the time and in the amounts described in this Agreement an amount of Acquisition Shares equal to the number of Acquisition Shares divided by the number of the Walker Shares outstanding immediately prior to Closing. All such Walker Shares, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Acquisition Shares paid in consideration therefor upon the surrender of such certificate in accordance with this Agreement. Notwithstanding the foregoing, the Walker Shareholders direct WPCS to deliver 74,580 Acquisition Shares to Crader & Associates, Inc., and 24,860 Acquisition Shares to Ray Helterline (collectively, the "Crader Shares"). Such Crader Shares shall be deducted pro rata from the Acquisition Shares otherwise deliverable to the Walker Shareholders.

Additional Consideration

2.5 In addition to the Acquisition Shares, WPCS shall pay the Walker Shareholders additional consideration in the amount of $1,000,000 ("Cash Consideration"). The Cash Consideration shall be paid as follows:

(a)                 On  the  Closing  Date,   WPCS  shall  pay  the  Walker
                    Shareholders an aggregate of $500,000 by certified check, bank check or wire transfer. Such amount shall be paid to the Walker Shareholders in proportion to their ownership of Walker immediately prior to the Merger.

(b)                 The $500,000 of remaining Cash  Consideration  shall be
                    paid through quarterly distributions equal to 75% of the net income of Walker (i) after the elimination of all expenses related to (y) services provided to Walker by WPCS or any affiliate thereof and (z) transactions between Walker and WPCS or any affiliate thereof, and (ii) prior to the deduction of interest, taxes, depreciation and amortization ("Walker Earn-Out Payment"), provided, however, that if either D. Walker or G. Walker are (A) terminated without cause, or (B) terminate their respective Employment Agreements for Good Reason (as defined therein), prior to the completion of the terms of their respective Employment Agreements, WPCS shall immediately pay the unpaid balance of the Cash Consideration. Commencing with each fiscal quarter of WPCS occurring after the Closing Date, WPCS shall pay, or cause Walker to pay, the Walker Shareholders an amount equal to the Walker Earn-Out Payment within five business days after the earlier of (i) the filing with the SEC of a WPCS quarterly report on Form 10-QSB (or Form 10-Q), or the annual report on Form 10-KSB (or Form 10-K), whichever SEC form is required to be filed after the applicable fiscal period, or (ii) the final date on which such reports are required to be filed, taking into consideration any permitted automatic extension of time to file such reports. Such amounts shall be paid to the Walker Shareholders in proportion to their ownership of Walker immediately prior to the Merger. Such payments will be made until an aggregate of $500,000 shall have been paid to the Walker Shareholders pursuant to this Section 2.5(b). In order to secure the timely payment of all monies due to be paid for Cash Consideration pursuant to this Agreement, WPCS, Walker and the Walker Shareholders shall enter into a Security Agreement in substantially the form of Exhibit C attached hereto and shall execute and file an appropriate form UCC-1.

Adherence with Applicable Securities Laws

2.6 The Walker Shareholders agree that they are acquiring the Acquisition Shares for investment purposes and will not offer, sell or otherwise transfer, pledge or hypothecate any of the Acquisition Shares issued to them (other than pursuant to an effective registration statement under the Securities Act) directly or indirectly unless:

(a)                 the sale is to WPCS;

(b) the sale is made pursuant to the exemption from registration under the Securities Act, provided by Rule 144 thereunder; or

(c) the Acquisition Shares are sold in a transaction that does not require registration under the Securities Act, or any applicable United States state laws and regulations governing the offer and sale of securities, and the seller has furnished to WPCS an opinion of counsel to that effect or such other written opinion as may be reasonably required by WPCS.

         The Walker Shareholders acknowledge that the certificates representing the Acquisition Shares shall bear the following legend:

         THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT. THEY MAY NOT BE MORTGAGED, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SHARES UNDER THE SECURITIES ACT OF 1933 AND OTHER APPLICABLE SECURITIES LAWS OR AN OPINION OF COUNSEL FOR THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT AND OTHER APPLICABLE SECURITIES LAWS. THE HOLDER MAY BE REQUIRED TO PROVIDE AN OPINION AT THE HOLDER'S COST TO THE COMPANY THAT SUCH TRANSFER IS PERMITTED WITHOUT REGISTRATION UNDER APPLICABLE STATE SECURITIES LAWS, WHICH OPINION MUST BE ACCEPTABLE TO THE COMPANY'S COUNSEL.

                                    ARTICLE 3
                         REPRESENTATIONS AND WARRANTIES
                                     OF WPCS

Representations and Warranties

3.1 WPCS represents and warrants to Walker and the Walker Shareholders, with the intent that Walker and the Walker Shareholders will rely thereon in entering into this Agreement and in approving and completing the transactions contemplated hereby, that, except as disclosed in the WPCS Disclosure Letter:

WPCS - Corporate Status and Capacity

(a) Incorporation. WPCS and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, has the corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted or as proposed to be conducted, and is qualified as a foreign corporation in each jurisdiction in which a failure to be so qualified could reasonably be expected to have a material adverse effect on its present or expected operations or financial condition.

(b) Power and Capacity. Each of WPCS and Acquirer has the right, power, legal capacity and authority to enter into and perform its obligations under this Agreement, and all agreements to which WPCS and/or Acquirer is or will be a party that are required to be executed pursuant to this Agreement (the "WPCS Ancillary Agreements"). The execution, delivery and performance of this Agreement and the WPCS Ancillary Agreements have been duly and validly approved and authorized by the respective Boards of Directors of WPCS and Acquirer, and the stockholder of Acquirer, as required by applicable law and their respective certificates of incorporation and bylaws.

(c) No Filings. No filing, authorization or approval, governmental or otherwise, is necessary to enable WPCS and Acquirer to enter into, and to perform their respective obligations under, this Agreement and the WPCS Ancillary Agreements, except for (a) the filing of the Agreement of Merger with the Delaware and California Secretaries of State, the recording of the Agreement of Merger in the office of the Recorder of the Delaware county in which WPCS's registered office is located, and the filing of appropriate documents with the relevant authorities of other states in which WPCS is qualified to do business, if any, and (b) such filings as may be required to comply with federal and state securities laws.

(d) Binding Obligation. This Agreement and the WPCS Ancillary Agreements are, or when executed by WPCS and/or Acquirer (as applicable) will be, valid and binding obligations of WPCS and Acquirer enforceable in accordance with their respective terms, except as to the effect, if any, of (a) applicable bankruptcy and other similar laws affecting the rights of creditors generally, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies

(e) Reporting Status; Listing. WPCS's common stock is registered under Section 12(b) or 12(g) of the Exchange Act and WPCS is required to file current reports with the Commission pursuant to section 13(a) of the Exchange Act. The WPCS Common Shares are quoted on the NASD "Bulletin Board" under the symbol "WPCS";

(f) SEC Reports. WPCS has timely filed all SEC Reports with the Commission under the Exchange Act. The SEC Reports, at the time filed, complied as to form in all material respects with the requirements of the Exchange Act. None of the SEC Reports, including without limitation any financial statements or schedules included therein, contains any untrue statements of a material fact or omits to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading;

Acquirer - Corporate Status and Capacity


(g) Carrying on Business. Other than corporate formation and organization, the Acquirer has not carried on any business activities to date.


WPCS - Capitalization

(h) Authorized Capital. The authorized capital of WPCS consists of 30,000,000 WPCS Common Shares, $0.0001 par value and 5,000,000 shares of preferred stock. $0.0001 par value, of which 10,592,844 WPCS Common Shares, no shares of Series B Convertible Preferred Stock and 1,000 shares of Series C Convertible Preferred Stock are presently issued and outstanding;

(i) No Option. No person, firm or corporation has any agreement, warrant or option or any right capable of becoming an agreement, warrant or option for the acquisition of any capital stock or equity interest in WPCS, except for an option to purchase 11,111 WPCS Common Shares at $2.75 per share expiring April 30, 2003, no shares of Series B Convertible Preferred Stock and 1,000 shares of Series C Convertible Preferred Stock;

(j) Agreements Concerning WPCS Capital Stock. There are no restrictions on the transfer, sale or other disposition of any capital stock of WPCS contained in the charter documents of WPCS or under any other agreements. There are no stockholder agreements, investor rights agreements, co-sale agreements, right of first refusal agreements, voting agreements, registration rights agreements or any other similar type of agreement to which WPCS, any subsidiary of WPCS or any officer or director of WPCS (or any subsidiary of WPCS) is a party.

Acquirer - Capitalization

(k) Authorized Capital. The authorized capital of the Acquirer consists of 100 shares of common stock, $0.0001 par value, of which one share of common stock is presently issued and outstanding;

(l) No Option. No person, firm or corporation has any agreement, warrant or option or any right capable of becoming an agreement, warrant or option for the acquisition of any capital stock or equity interest in Acquirer;


WPCS - Records and Financial Statements

(m) Charter Documents. The charter documents of WPCS and the Acquirer have not been altered since the incorporation of each, respectively, except as filed in the record books of WPCS or the Acquirer, as the case may be, copies of which have been provided to Walker;

(n)                 Corporate  Minute Books.  The corporate minute books of
                    WPCS and its subsidiaries are complete and each of the minutes contained therein accurately reflect the actions that were taken at a duly called and held meeting or by consent without a meeting. All actions by WPCS and its subsidiaries which required director or shareholder approval are reflected on the corporate minute books of WPCS and its subsidiaries. WPCS and its subsidiaries are not in violation or breach of, or in default with respect to, any term of their respective Certificates of Incorporation (or other charter documents) or by-laws, except where such breach or default would not have a material adverse effect upon WPCS or such subsidiary, respectively;

(o)                 WPCS   Financial   Statements.   The   WPCS   Financial
                    Statements present fairly, in all material respects, the assets and liabilities (whether accrued, absolute, contingent or otherwise) of WPCS, on a consolidated basis, as of the respective dates thereof, and the results of operations and statement of cash flows of WPCS during the periods covered thereby, in all material respects and have been prepared in accordance with generally accepted accounting principles consistently applied throughout the periods indicated;

(p) WPCS Accounts Payable and Liabilities. There are no material liabilities, contingent or otherwise, of WPCS or its subsidiaries which are not reflected in the WPCS Financial Statements except those incurred in the ordinary course of business since the date of the said schedule and the WPCS Financial Statements, and neither WPCS nor its subsidiaries have guaranteed or agreed to guarantee any debt, liability or other obligation of any person, firm or corporation;

(q) WPCS Accounts Receivable. All the accounts receivable of WPCS result from bona fide business transactions and services actually rendered without, to the knowledge and belief of WPCS, any claim by the obligor for set-off or counterclaim, and are reflected in the WPCS Financial Statements;

(r)                 Certain  Transactions  and  Agreements.   None  of  the
                    officers of WPCS or any subsidiary, nor any member of their immediate families, has any direct or indirect ownership interest in any firm or corporation that competes with WPCS (except with respect to any interest in less than one percent of the stock of any corporation whose stock is publicly traded). None of said officers or directors, or any member of their immediate families, is directly or indirectly interested in any contract or informal arrangement with WPCS or any subsidiary, except for normal compensation for services as an officer, director or employee thereof. None of said officers or directors or family members has any interest in any property, real or personal, tangible or intangible, including inventions, patents, copyrights, trademarks or trade names or trade secrets, used in or pertaining to the business of WPCS or any subsidiary, except for the normal rights of a stockholder;

(s)                 Interested Party  Transactions.  No officer or director
                    of WPCS or any "affiliate" or "associate" (as those terms are defined in Rule 405 promulgated under the Securities
                    Act) of any such person has had, either directory or indirectly, a material interest in: (i) any person or entity which purchases from or sells, licenses or furnishes to WPCS or any subsidiary any goods, property, technology or intellectual or other property rights or services; or (ii) any contract or agreement to which WPCS or any subsidiary is a party or by which it may be bound or affected;

(t) No Dividends. No dividends or other distributions on any shares in the capital of WPCS have been made, declared or authorized since the date of WPCS Financial Statements;

(u) No Payments. No payments of any kind have been made or authorized since the date of the WPCS Financial Statements to or on behalf of officers, directors, shareholders or employees of WPCS or its subsidiaries or under any management agreements with WPCS or its subsidiaries, except payments made in the ordinary course of business and at the regular rates of salary or other remuneration payable to them;

(v)                 No Pension Plans. There are no pension, profit sharing,
                    group   insurance  or  similar   plans  or  other   deferred
                    compensation plans affecting WPCS or its subsidiaries;

(w)                 No Adverse Events. Since October 31, 2002,

                (i) there has not been any material adverse change in the properties, results of operations, financial position or condition (financial or otherwise) of WPCS, its subsidiaries, its assets or liabilities or any damage, loss or other change in circumstances materially affecting WPCS, the WPCS Business or WPCS' right to carry on the WPCS Business, other than changes in the ordinary course of business,

                (ii) there has not been any damage, destruction, loss or other event (whether or not covered by insurance) materially and adversely affecting WPCS, its subsidiaries, or the WPCS Business,

                (iii) there has not been any material increase in the compensation payable or to become payable by WPCS to any of WPCS' officers, employees or agents or any bonus, payment or arrangement made to or with any of them,

                (iv) the WPCS Business has been and continues to be carried on in the ordinary course,

                (v) WPCS has not waived or surrendered any right of material value,

                (vi) Neither WPCS nor its subsidiaries have discharged or satisfied or paid any lien or encumbrance or obligation or liability other than current liabilities in the ordinary course of business, and

                (vii) no capital expenditures in excess of $10,000 individually or $30,000 in total have been authorized or made.

WPCS - Income Tax Matters

(x) Tax Returns. All tax returns and reports of WPCS and its subsidiaries required by law to be filed have been filed and are true, complete and correct, and any taxes payable in accordance with any return filed by WPCS and its subsidiaries or in accordance with any notice of assessment or reassessment issued by any taxing authority have been so paid;

(y) Current Taxes. Adequate provisions have been made for taxes payable for the current period for which tax returns are not yet required to be filed and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return by, or payment of, any tax, governmental charge or deficiency by WPCS or its subsidiaries. WPCS is not aware of any contingent tax liabilities or any grounds which would prompt a reassessment including aggressive treatment of income and expenses in filing earlier tax returns;

WPCS - Applicable Laws and Legal Matters

(z) Licenses. WPCS and its subsidiaries hold all licenses and permits as may be requisite for carrying on the WPCS Business in the manner in which it has heretofore been carried on, which licenses and permits have been maintained and continue to be in good standing except where the failure to obtain or maintain such licenses or permits would not have a material adverse effect on the WPCS Business;

(aa) Applicable Laws. Neither WPCS nor its subsidiaries have been charged with or received notice of breach of any laws, ordinances, statutes, regulations, by-laws, orders or decrees to which they are subject or which apply to them the violation of which would have a material adverse effect on the WPCS Business, and to WPCS' knowledge, neither WPCS nor its subsidiaries are in breach of any laws, ordinances, statutes, regulations, bylaws, orders or decrees the contravention of which would result in a material adverse impact on the WPCS Business;

(bb) Pending or Threatened Litigation. There is no material litigation or administrative or governmental proceeding pending or threatened against or relating to WPCS, its subsidiaries, or the WPCS Business nor does WPCS have any knowledge of any deliberate act or omission of WPCS or its subsidiaries that would form any material basis for any such action or proceeding;

(cc) No Bankruptcy. Neither WPCS nor its subsidiaries have made any voluntary assignment or proposal under applicable laws relating to insolvency and bankruptcy and no bankruptcy petition has been filed or presented against WPCS or its subsidiaries and no order has been made or a resolution passed for the winding-up, dissolution or liquidation of WPCS or its subsidiaries;

(dd) Labor Matters. Neither WPCS nor its subsidiaries are party to any collective agreement relating to the WPCS Business with any labor union or other association of employees and no part of the WPCS Business has been certified as a unit appropriate for collective bargaining or, to the knowledge of WPCS, has made any attempt in that regard;

(ee) Finder's Fees. Neither WPCS nor its subsidiaries are party to any agreement which provides for the payment of finder's fees, brokerage fees, commissions or other fees or amounts which are or may become payable to any third party in connection with the execution and delivery of this Agreement and the transactions contemplated herein;

Execution and Performance of Agreement


(ff) No Violation or Breach. The execution and performance of this Agreement will not:

                (i) violate the charter documents of WPCS or the Acquirer or result in any breach of, or default under, any loan agreement, mortgage, deed of trust, or any other agreement to which WPCS or its subsidiaries are party,

                (ii) give any person any right to terminate or cancel any agreement or any right or rights enjoyed by WPCS or its subsidiaries,

                (iii) result in any alteration of WPCS' or its subsidiaries' obligations under any agreement to which WPCS or its subsidiaries are party,

                (iv) result in the creation or imposition of any lien, encumbrance or restriction of any nature whatsoever in favor of a third party upon or against the assets of WPCS,

                (v) result in the imposition of any tax liability to WPCS or its subsidiaries relating to the assets of WPCS, or

                (vi) violate any court order or decree to which either WPCS or its subsidiaries are subject;

The WPCS Business

(gg) Maintenance of Business. Since the date of the WPCS Financial Statements, WPCS and its subsidiaries have not entered into any material agreement or commitment except in the ordinary course and except as disclosed herein or in the WPCS SEC Reports;

(hh) Subsidiaries. Except for the Acquirer, WPCS does not own any subsidiaries and does not otherwise own, directly or indirectly, any shares or interest in any other corporation, partnership, joint venture or firm other than WPCS Incorporated, a Delaware corporation and Invisinet, Inc., a Delaware corporation;

WPCS - Acquisition Shares

(ii) Acquisition Shares. The Acquisition Shares when delivered to the holders of Walker Shares or as directed thereby pursuant to the Merger shall be validly issued and outstanding as fully paid and non-assessable shares and the Acquisition Shares shall be transferable upon the books of WPCS, in all cases subject to the provisions and restrictions of all applicable securities laws; and

(jj) Securities Law Compliance. Except as set forth in the SEC Reports, WPCS has not issued any shares of its common stock (or securities convertible into or exercisable for shares of common stock) since June 1, 2002. Neither WPCS nor any person acting on its behalf has taken or will take any action (including, without limitation, any offering of any securities of WPCS under circumstances which would require the integration of such offering with the offering of the Acquisition Shares issued to the Walker Shareholders) which subject the issuance or sale of such shares to the Walker Shareholders to the registration requirements of Section 5 of the Securities Act.


Non-Merger and Survival

3.2 The representations and warranties of WPCS contained herein will be true at and as of Closing in all material respects as though such representations and warranties were made as of such time. Notwithstanding the completion of the transactions contemplated hereby, the waiver of any condition contained herein (unless such waiver expressly releases a party from any such representation or warranty) or any investigation made by the Walker Shareholders, the representations and warranties of WPCS shall survive the Closing for a period of two (2) years.

Indemnity

3.3 WPCS agrees to indemnify and save harmless Walker and the Walker Shareholders from and against any and all claims, demands, actions, suits, proceedings, assessments, judgments, damages, costs, losses and expenses, including any payment made in good faith in settlement of any claim (subject to the right of WPCS to defend any such claim), resulting from the breach by it of any representation, warranty or covenant made under this Agreement or from any misrepresentation in or omission from any certificate or other instrument furnished or to be furnished by WPCS to Walker or the Walker Shareholders hereunder provided that (i) each individual claim or series of related claims exceeds $10,000 and (ii) the amount of all such claims shall not exceed the greater of (A) $250,000 or (B) the gross amount realized by the Walker Shareholders from the sale of the Acquisition Shares during the two (2) year period following the Closing Date. In addition, WPCS agrees to indemnify the Walker Shareholders from and against any and all claims, demands, actions, suits, proceedings, assessments, judgments, damages, costs, losses and expenses arising from the business operations of the Surviving Company after the Closing of the Merger or on account of personal guarantees or personal indemnity agreements entered into by the Walker Shareholders in connection with the obligations of Walker.


                                    ARTICLE 4
                                COVENANTS OF WPCS

Covenants

4.1 WPCS covenants and agrees with Walker and the Walker Shareholders that it will:

(a) Conduct of Business. Until the Closing, conduct its business diligently and in the ordinary course consistent with the manner in which it generally has been operated up to the date of execution of this Agreement;

(b) Access. Until the Closing, give the Walker Shareholders and their representatives full access to all of the properties, books, contracts, commitments and records of WPCS, and furnish to the Walker Shareholders and their representatives all such information as they may reasonably request;

(c) Procure Consents. Take all reasonable steps required to obtain, prior to Closing, any and all third party consents required to permit the Merger;

(d) Public Information. Until such time that the Walker Shareholders have sold all of the Acquisition Shares, make and keep public information available, as those terms are understood and defined in Rule 144; and

(e) SEC Filings. Until such time that the Walker Shareholders have sold all of the Acquisition Shares, file with the Commission in a timely manner, all reports and other documents required of WPCS under the Securities Act and the Exchange Act.

(f) Appointment of Officer and Director. On the Closing Date, WPCS and Walker will enter into the Employment Agreements with D. Walker and G. Walker. In addition, on the Closing Date WPCS will appoint D. Walker as Executive Vice President, Project Services Division and will appoint G. Walker as a member of the WPCS Board of Directors.

(g) Payment of Audit Fees. Within ten days after the Closing Date, WPCS will engage the services of an independent certified public accountant to audit the financial statements of Walker for the two fiscal years ended December 31, 2001, and to review the financial statements of Walker for the ten months ended October 31, 2002. WPCS shall be solely responsible for the payment of all fees related to the foregoing.

(h) Delivery of Registration Rights Agreement. On the Closing Date, WPCS will deliver the executed Registration Rights Agreement to the Walker Shareholders.

(i) Employment Agreement. On the Closing Date, WPCS shall execute and shall cause the Surviving Company to execute and deliver the Employment Agreements to D. Walker and G. Walker.

(j) Intercompany Transactions. Until such time that the Walker Shareholders have received all of the Cash Consideration, WPCS shall not, without the prior written consent of D. Walker and G. Walker, cause the Surviving Company to (i) amend the Articles of Incorporation of the Surviving Company, or (ii) merge or consolidate with any other entity, dissolve, reorganize, or undergo any fundamental corporate change.

Authorization

4.2 WPCS hereby agrees to authorize and direct any and all federal, state, municipal, foreign and international governments and regulatory authorities having jurisdiction respecting WPCS and its subsidiaries to release any and all information in their possession respecting WPCS and its subsidiaries to Walker. WPCS shall promptly execute and deliver to Walker any and all consents to the release of information and specific authorizations which Walker reasonably requires to gain access to any and all such information.

Reports Under Exchange Act

4.3 With a view to making available to the Walker Shareholders the benefits of Rule 144 promulgated under the Securities Act or any other similar rule or regulation of the Commission that may at any time permit the Walker Shareholders to sell securities of WPCS to the public without registration and without imposing restrictions arising under the federal securities laws on the purchases thereof ("Rule 144"), and provided that the one year holding period imposed by paragraph d of Rule 144 has been met, WPCS agrees to furnish to each Walker Shareholder, so long as such Walker Shareholder owns WPCS Common Shares, promptly upon request, (i) a written statement by WPCS that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act,
(ii) a copy of the most recent annual or quarterly report of WPCS and such other reports and documents so filed by WPCS, and (iii) such other information as may be reasonably requested to permit the Walker Shareholders to sell such securities pursuant to Rule 144 without registration.

Survival

4.4 The covenants set forth in this Article shall survive the Closing for the benefit of the Walker Shareholders.

                                    ARTICLE 5
                        REPRESENTATIONS AND WARRANTIES OF
                                     WALKER

Representations and Warranties

5.1 Walker represents and warrants to WPCS, with the intent that it will rely thereon in entering into this Agreement and in approving and completing the transactions contemplated hereby, that, except as disclosed in the Walker Disclosure Letter:

Walker - Corporate Status and Capacity

(a) Incorporation. Walker is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, has the corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted or as proposed to be conducted, and is qualified as a foreign corporation in each jurisdiction in which a failure to be so qualified could reasonably be expected to have a material adverse effect on its present or expected operations or financial condition.

(b) Power and Capacity. Walker has the right, power, legal capacity and authority to enter into and perform its obligations under this Agreement, and all agreements to which Walker is or will be a party that are required to be executed pursuant to this Agreement (the "Walker Ancillary Agreements"). The execution, delivery and performance of this Agreement and the Walker Ancillary Agreements has been duly and validly approved and authorized by the Board of Directors and stockholders of Walker, as required by applicable law and its articles of incorporation and bylaws.


(c) No Filings. No filing, authorization or approval, governmental or otherwise, is necessary to enable Walker to enter into, and to perform its obligations under, this Agreement and the Walker Ancillary Agreements, except for
                    (a) the filing of the Agreement of Merger with the Delaware and California Secretaries of State, the recording of the Agreement of Merger in the office of the Recorder of the Delaware county in which WPCS's registered office is located, and the filing of appropriate documents with the relevant authorities of other states in which Walker is qualified to do business, if any, (b) such filings as may be required to comply with federal and state securities laws, and (c) certain third-party consents, which have been disclosed in Walker's Disclsoure Letter.

(d) Binding Obligation. This Agreement and the Walker Ancillary Agreements are, or when executed by Walker will be, valid and binding obligations of Walker enforceable in accordance with their respective terms, except as to the effect, if any, of (a) applicable bankruptcy and other similar laws affecting the rights of creditors generally, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

Walker - Capitalization

(e) Authorized Capital. The authorized capital of Walker consists of 1,000 shares of common stock, no par value per share;

(f) Ownership of Walker Shares. The issued and outstanding share capital of Walker will on Closing consist of 100 shares of common stock (being the Walker Shares), which shares on Closing shall be validly issued and outstanding as fully paid and non-assessable shares. The Walker Shareholders will be at Closing the registered and beneficial owner of the Walker Shares. The Walker Shares owned by the Walker Shareholders will on Closing be free and clear of any and all liens, charges, pledges, encumbrances, restrictions on transfer and adverse claims whatsoever;

(g) No Option. No person, firm or corporation has any agreement, warrant or option or any right capable of becoming an agreement, warrant or option for the acquisition of any capital stock or equity interest in Acquirer;

(h) No Restrictions. There are no restrictions on the transfer, sale or other disposition of Walker Shares contained in the charter documents of Walker or under any agreement;

Walker - Records and Financial Statements

(i) Charter Documents. The charter documents of Walker have not been altered since its incorporation date, except as filed in the record books of Walker;

(j) Corporate Minute Books. The corporate minute books of Walker are complete and each of the minutes contained therein accurately reflect the actions that were taken at a duly called and held meeting or by consent without a meeting. All actions by Walker which required director or shareholder approval are reflected on the corporate minute books of Walker. Walker is not in violation or breach of, or in default with respect to, any term of its ^Articles of Incorporation (or other charter documents) or by-laws, except where such breach or default would not have a material adverse effect upon Walker;

(k) Walker Financial Statements. The Walker Financial Statements present fairly, in all material respects, the assets and liabilities (whether accrued, absolute, contingent or otherwise) of Walker as of the respective dates thereof, and the results of operations and statement of cash flows of Walker during the periods covered thereby, in all material respects, and were prepared on an accrual basis in accordance with generally accepted accounting principles consistently applied throughout the periods indicated, except for the treatment of the Walker Unlisted Inventory;

(l) Walker Accounts Payable and Liabilities. There are no material liabilities, contingent or otherwise, of Walker which are not disclosed in Schedule "A" hereto or reflected in the Walker Financial Statements except those incurred in the ordinary course of business since the date of the said schedule and the Walker Financial Statements, and Walker has not guaranteed or agreed to guarantee any debt, liability or other obligation of any person, firm or corporation. Without limiting the generality of the foregoing, all accounts payable and liabilities of Walker as of October 31, 2002 are described in Schedule "A" hereto;

(m) Walker Accounts Receivable. All Walker Accounts Receivable result from bona fide business transactions and services actually rendered without, to the knowledge and belief of Walker, any claim by the obligor for set-off or counterclaim;

(n) Walker Bank Accounts. All of the Walker Bank Accounts, their location, numbers and the authorized signatories thereto are as set forth in Schedule "C" hereto;

(o) No Debt to Related Parties. Walker is not, and on Closing will not be, materially indebted to the Walker Shareholders nor to any family member thereof, nor to any affiliate, director or officer of Walker or the Walker Shareholders except accounts payable on account of bona fide business transactions of Walker incurred in normal course of Walker Business, including employment agreements with the Walker Shareholders and attached to Schedule "D" hereto is an accounts payable aging ledger;

(p) No Related Party Debt to Walker. Neither the Walker Shareholders nor any director, officer or affiliate of Walker are now indebted to or under any financial obligation to Walker on any account whatsoever, except for advances on account of travel and other expenses not exceeding $5,000 in total;

(q) No Dividends. No dividends or other distributions on any shares in the capital of Walker have been made, declared or authorized since the date of the Walker Financial Statements;

(r) No Payments. No payments of any kind have been made or authorized since the date of the Walker Financial Statements to or on behalf of the Walker Shareholders or to or on behalf of officers, directors, shareholders or employees of Walker, except payments made in the ordinary course of business and at the regular rates of salary or other remuneration payable to them;

(s) No Pension Plans. There are no pension, profit sharing, group insurance or similar plans or other deferred compensation plans affecting Walker;

(t) No Adverse Events. Since the date of the Walker Financial Statements, except as described in the Walker Disclosure Letter:

                (i) there has not been any material adverse change in the properties, results of operations, financial position or condition of Walker, its liabilities or the Walker Assets or any damage, loss or other change in circumstances materially affecting Walker, the Walker Business or the Walker Assets or Walker's right to carry on the Walker Business, other than changes in the ordinary course of business,

                (ii) there has not been any damage, destruction, loss or other event (whether or not covered by insurance) materially and adversely affecting Walker, the Walker Business or the Walker Assets,

                (iii) there has not been any material increase in the compensation payable or to become payable by Walker to the Walker Shareholders or to any of Walker's officers, employees or agents or any bonus, payment or arrangement made to or with any of them,

                (iv) the Walker Business has been and continues to be carried on in the ordinary course,

                (v) Walker has not waived or surrendered any right of material value,

                (vi) Walker has not discharged or satisfied or paid any lien or encumbrance or obligation or liability other than current liabilities in the ordinary course of business, and

                (vii) no capital expenditures in excess of $10,000 individually or $30,000 in total have been authorized or made;

Walker - Income Tax Matters

(u) Tax Returns. All tax returns and reports of Walker required by law to be filed have been filed based on a cash basis, and are true, complete and correct, and any taxes payable in accordance with any return filed by Walker or in accordance with any notice of assessment or reassessment issued by any taxing authority have been so paid;

(v) Current Taxes. Adequate provisions have been made for taxes payable for the current period for which tax returns are not yet required to be filed and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return by, or payment of, any tax, governmental charge or deficiency by Walker. Walker is not aware of any contingent tax liabilities or any grounds which would prompt a reassessment;

Walker - Applicable Laws and Legal Matters

(w) Licenses. Walker holds all licenses and permits as may be requisite for carrying on the Walker Business in the manner in which it has heretofore been carried on, which licenses and permits have been maintained and continue to be in good standing except where the failure to obtain or maintain such licenses or permits would not have a material adverse effect on the Walker Business;

(x) Applicable Laws. Walker has not been charged with or received notice of breach of any laws, ordinances, statutes, regulations, by-laws, orders or decrees to which it is subject or which applies to it the violation of which would have a material adverse effect on the Walker Business, and, to Walker's knowledge, Walker is not in breach of any laws, ordinances, statutes, regulations, by-laws, orders or decrees the contravention of which would result in a material adverse impact on the Walker Business;

(y) Pending or Threatened Litigation. There is no material litigation or administrative or governmental proceeding pending or threatened against or relating to Walker, the Walker Business, or any of the Walker Assets, nor does Walker have any knowledge of any deliberate act or omission of Walker that would form any material basis for any such action or proceeding;

(z) No Bankruptcy. Walker has not made any voluntary assignment or proposal under applicable laws relating to insolvency and bankruptcy and no bankruptcy petition has been filed or presented against Walker and no order has been made or a resolution passed for the winding-up, dissolution or liquidation of Walker;

(aa) Labor Matters. Walker is not a party to any collective agreement relating to the Walker Business with any labor union or other association of employees and no part of the Walker Business has been certified as a unit appropriate for collective bargaining or, to the knowledge of Walker, has made any attempt in that regard and Walker has no reason to believe that any current employees will leave Walker's employ as a result of this Merger;

(bb) Finder's Fees. Walker is not a party to any agreement which provides for the payment of finder's fees, brokerage fees, commissions or other fees or amounts which are or may become payable to any third party in connection with the execution and delivery of this Agreement and the transactions contemplated herein, except for certain amounts owed to Crader & Associates, Inc., of which (i) WPCS shall issue 74,560 WPCS Common Shares to Crader & Associates, Inc. at the Closing, (ii) WPCS shall issue 24,860 shares to Ray Helterline at the Closing, and (iii) the remainder shall be paid by the Walker Shareholders;

Execution and Performance of Agreement


(cc) No Violation or Breach. The execution and performance of this Agreement will not

                (i) violate the charter documents of Walker or result in any breach of, or default under, any loan agreement, mortgage, deed of trust, or any other agreement to which Walker is a party,

                (ii) give any person any right to terminate or cancel any agreement including, without limitation, Walker Material Contracts, or any right or rights enjoyed by Walker,

                (iii) result in any alteration of Walker's obligations under any agreement to which Walker is a party including, without limitation, the Walker Material Contracts,

                (iv) result in the creation or imposition of any lien, encumbrance or restriction of any nature whatsoever in favor of a third party upon or against the Walker Assets,

                (v) result in the imposition of any tax liability to Walker relating to Walker Assets or the Walker Shares, or

                (vi) violate any court order or decree to which either Walker is subject;

Walker Assets - Ownership and Condition

(dd) Business Assets. The Walker Assets comprise all of the property and assets of the Walker Business, and neither the Walker Shareholders nor any other person, firm or corporation owns any assets used by Walker in operating the Walker Business, whether under a lease, rental agreement or other arrangement;

(ee) Title. Walker is the legal and beneficial owner of the Walker Assets, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances or other claims whatsoever;

(ff) No Option. No person, firm or corporation has any agreement or option or a right capable of becoming an agreement for the purchase of any of the Walker Assets;

(gg) Walker Insurance Policies. Walker maintains the public liability insurance and insurance against loss or damage to the Walker Assets and the Walker Business as described in Schedule "G" hereto;

(hh) Walker Material Contracts. The Walker Material Contracts listed in Schedule "H" constitute all of the material contracts of Walker;

(ii) No Default. There has not been any default in any material obligation of Walker or to the knowledge of Walker any other party to be performed under any of Walker Material Contracts, each of which to the knowledge of Walker is in good standing and in full force and effect and unamended, and Walker is not aware of any default in the obligations of any other party to any of the Walker Material Contracts;

(jj) No Compensation on Termination. There are no agreements, commitments or understandings relating to severance pay or separation allowances on termination of employment of any employee of Walker. Walker is not obliged to pay benefits or share profits with any employee after termination of employment except as required by law;

Walker Assets - Walker Equipment

(kk) Walker Equipment. The Walker Equipment has been maintained in a manner consistent with that of a reasonably prudent owner and to the knowledge of Walker such equipment is in good working condition;

Walker Assets - Walker Goodwill and Other Assets

(ll) Walker Goodwill. Walker carries on the Walker Business only under the name "Walker Comm, Inc." and variations thereof and under no other business or trade names. Walker does not have any knowledge of any infringement by Walker of any patent, trademark, copyright or trade secret;

The Business of Walker

(mm) Maintenance of Business. Since the date of the Walker Financial Statements, the Walker Business has been carried on in the ordinary course and Walker has not entered into any material agreement or commitment except in the ordinary course; and

(nn) Subsidiaries. Walker does not own any subsidiaries and does not otherwise own, directly or indirectly, any shares or interest in any other corporation, partnership, joint venture or firm and Walker does not own any subsidiary and does not otherwise own, directly or indirectly, any shares or interest in any other corporation, partnership, joint venture or firm.

Non-Merger and Survival

5.2 The representations and warranties of Walker contained herein will be true at and as of Closing in all material respects as though such representations and warranties were made as of such time. Notwithstanding the completion of the transactions contemplated hereby, the waiver of any condition contained herein (unless such waiver expressly releases a party from any such representation or warranty) or any investigation made by WPCS, the representations and warranties of Walker shall survive the Closing for a period of two (2) years.

Indemnity

5.3 D. Walker and G. Walker jointly and severally agree to indemnify and save harmless WPCS from and against any and all claims, demands, actions, suits, proceedings, assessments, judgments, damages, costs, losses and expenses, including any payment made in good faith in settlement of any claim (subject to the right of D. Walker and G. Walker to defend any such claim), resulting from the breach by Walker of any representation, warranty or covenant of Walker made under this Agreement or from any misrepresentation in or omission from any certificate or other instrument furnished or to be furnished by Walker or the Walker Shareholders to WPCS hereunder provided that (i) each individual claim or series of related claims exceeds $10,000 and (ii) the amount of all such claims shall not exceed the greater of (A) $250,000 or (B) the gross amount realized by the Walker Shareholders from the sale of the Acquisition Shares during the period of two (2) years following the Closing Date.

                                    ARTICLE 6
                             COVENANTS OF WALKER AND
                             THE WALKER SHAREHOLDERS

Covenants

6.1 Walker and the Walker Shareholders covenant and agree with WPCS that they will:

(a) Conduct of Business. Until the Closing, conduct the Walker Business diligently and in the ordinary course consistent with the manner in which the Walker Business generally has been operated up to the date of execution of this Agreement;

(b) Preservation of Business. Until the Closing, use their best efforts to preserve the Walker Business and the Walker Assets and, without limitation, preserve for WPCS Walker's relationships with their suppliers, customers and others having business relations with them;

(c) Access. Until the Closing, give WPCS and its representatives full access to all of the properties, books, contracts, commitments and records of Walker relating to Walker, the Walker Business and the Walker Assets, and furnish to WPCS and its representatives all such information as they may reasonably request;

(d) Procure Consents. Until the Closing, take all reasonable steps required to obtain, prior to Closing, any and all third party consents required to permit the Merger and to preserve and maintain the Walker Assets, including the Walker Material Contracts, notwithstanding the change in control of Walker arising from the Merger; and


(f) Delivery of Registration Rights Agreement. On the Closing Date, the Walker Shareholders will deliver the executed Registration Rights Agreement to WPCS.

(e)                 Employment Agreement. On the Closing Date, D. Walker and G.
                    Walker will deliver the executed Employment Agreements to WPCS.

Authorization

6.2 Walker hereby agrees to authorize and direct any and all federal, state, municipal, foreign and international governments and regulatory authorities having jurisdiction respecting Walker to release any and all information in their possession respecting Walker to WPCS. Walker shall promptly execute and deliver to WPCS any and all consents to the release of information and specific authorizations which WPCS reasonably require to gain access to any and all such information.

Survival

6.3 The covenants set forth in this Article shall survive the Closing for the benefit of WPCS.

                                    ARTICLE 7
                              CONDITIONS PRECEDENT

Conditions Precedent in favor of WPCS

7.1 WPCS' obligations to carry out the transactions contemplated hereby are subject to the fulfillment of each of the following conditions precedent on or before the Closing:

(a) all documents or copies of documents required to be executed and delivered to WPCS by Walker or the Walker Shareholders under Section 9.2 will have been so executed and delivered;

(b) all of the terms, covenants and conditions of this Agreement to be complied with or performed by Walker or the Walker Shareholders at or prior to the Closing will have been complied with or performed;

(c) WPCS shall have completed its review and inspection of the books and records of Walker and shall be satisfied with same in all material respects;

(d) title to the Walker Shares held by the Walker Shareholders and to the Walker Assets will be free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances or other claims whatsoever;

(e) the Certificates of Merger shall be executed by Walker in form acceptable for filing with the Delaware and California Secretaries of State;

(f)                    subject to Article 8 hereof, there will not have occurred

                (i) any material adverse change in the financial position or condition of Walker, its liabilities or the Walker Assets or any damage, loss or other change in circumstances materially and adversely affecting the Walker Business or the Walker Assets or Walker's right to carry on the Walker Business, other than (i) changes described in the Schedule "A" hereto and (ii) changes in the ordinary course of business, none of which has been materially adverse, or

                (ii) any damage, destruction, loss or other event, including changes to any laws or statutes applicable to Walker or the Walker Business (whether or not covered by insurance) materially and adversely affecting Walker, the Walker Business or the Walker Assets; and

(g) the transactions contemplated hereby shall have been approved by all other regulatory authorities having jurisdiction over the subject matter hereof, if any.


Waiver by WPCS

7.2 The conditions precedent set out in the preceding section are inserted for the exclusive benefit of WPCS and any such condition may be waived in whole or in part by WPCS at or prior to Closing by delivering to Walker and the Walker Shareholders a written waiver to that effect signed by WPCS. In the event that the conditions precedent set out in the preceding section are not satisfied on or before the Closing, WPCS shall be released from all obligations under this Agreement.

Conditions Precedent in Favor of Walker and the Walker Shareholders

7.3 The obligations of Walker and the Walker Shareholders to carry out the transactions contemplated hereby is subject to the fulfillment of each of the following conditions precedent on or before the Closing:

(a) all documents or copies of documents required to be executed and delivered to Walker or the Walker Shareholder by WPCS or Acquirer under Section 9.3 will have been so executed and delivered;

(b) all of the terms, covenants and conditions of this Agreement to be complied with or performed by WPCS at or prior to the Closing will have been complied with or performed;

(c) Walker shall have completed its review and inspection of the books and records of WPCS and its subsidiaries and shall be satisfied with same in all material respects;

(d) WPCS will have delivered the Acquisition Shares to be issued pursuant to the terms of the Merger to the Walker Shareholders at the Closing and the Acquisition Shares will be registered on the books of WPCS in the name of the Walker Shareholders at the Effective Time;

(e)                 WPCS shall have delivered  74,580 WPCS Shares to Crader
                    &   Associates,   Inc.,   and  24,860  WPCS  Shares  to  Ray
                    Helterline;

(f) title to the Acquisition Shares and the Crader Shares will be free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances or other claims whatsoever;

(g) payment of the Cash Consideration required to be paid as of the Closing Date shall have been made;

(h) payment to the Walker Shareholders of the amount of working capital of Walker (as described in Section 9.2(e)) in excess of $1,200,000, if not previously withdrawn;

(i) WPCS shall have executed agreements to assume (i) all leases for real and personal property used by the Walker Business, and (ii) all bonding company indemnification agreements that
                    D. Walker and/or G. Walker have entered into on behalf of Walker, if any.

(j) the Certificate of Merger shall be executed by the Acquirer in form acceptable for filing with the Delaware and California Secretaries of State;

(k)                 subject to Article 8 hereof, there will not have occurred

                (i) any material adverse change in the financial position or condition of WPCS, its subsidiaries, their assets of liabilities or any damage, loss or other change in circumstances materially and adversely affecting WPCS or the WPCS Business or WPCS' right to carry on the WPCS Business, other than changes in the ordinary course of business, none of which has been materially adverse, or

                (ii)any damage, destruction, loss or other event, including changes to any laws or statutes applicable to WPCS or the WPCS Business (whether or not covered by insurance) materially and adversely affecting WPCS, its subsidiaries or its assets; and

(h) the transactions contemplated hereby shall have been approved by all other regulatory authorities having jurisdiction over the subject matter hereof, if any.

Waiver by Walker and the Walker Shareholders

7.4 The conditions precedent set out in the preceding section are inserted for the exclusive benefit of Walker and the Walker Shareholders and any such condition may be waived in whole or in part by Walker or the Walker Shareholders at or prior to the Closing by delivering to WPCS a written waiver to that effect signed by Walker and the Walker Shareholders. In the event that the conditions precedent set out in the preceding section are not satisfied on or before the Closing Walker and the Walker Shareholders shall be released from all obligations under this Agreement.

Termination

7.6 Notwithstanding any provision herein to the contrary, if the Closing does not occur on or before January 31, 2003, this Agreement will be at an end and will have no further force or effect, unless otherwise agreed upon by the parties in writing.

Confidentiality

7.7 Notwithstanding any provision herein to the contrary, the parties hereto agree that the existence and terms of this Agreement are confidential and that if this Agreement is terminated pursuant to the preceding section the parties agree to return to one another any and all financial, technical and business documents delivered to the other party or parties in connection with the negotiation and execution of this Agreement and shall keep the terms of this Agreement and all information and documents received from Walker and WPCS and the contents thereof confidential and not utilize nor reveal or release same, provided, however, that WPCS may be required to issue news releases regarding the execution and consummation of this Agreement and file a Current Report on Form 8-K with the Securities and Exchange Commission respecting the proposed Merger contemplated hereby together with such other documents as are required to maintain the currency of WPCS' filings with the Securities and Exchange Commission.

No-Shop Provision

7.8 From the date hereof until the close of business on January 31, 2003, the parties hereto agree that they shall not, nor will they cause their directors, officers, employees, agents and representatives to, directly or indirectly, solicit or entertain offers from, hold meetings or discussions with, or in any manner encourage, accept or consider any proposal of, any other person relating to the acquisition of Walker, shares of Walker's capital stock, securities convertible into or exchangeable for shares of Walker's capital stock, or Walker's assets or business, in whole or in part, whether directly or indirectly, through purchase, merger, consolidation, original issuance, or otherwise. Walker and the Walker Shareholders will immediately notify WPCS in writing regarding any such contact from the date hereof until the close of business on January 31, 2003.

                                    ARTICLE 8
                                      RISK

Material Change in the Business of Walker

8.1 If any material loss or damage to the Walker Business occurs prior to Closing and such loss or damage, in WPCS' reasonable opinion, cannot be substantially repaired or replaced within sixty (60) days, WPCS shall, within two (2) days following any such loss or damage, by notice in writing to Walker, at its option, either:

(a) terminate this Agreement, in which case no party will be under any further obligation to any other party; or

(b) elect to complete the Merger and the other transactions contemplated hereby, in which case the proceeds and the rights to receive the proceeds of all insurance covering such loss or damage will, as a condition precedent to WPCS' obligations to carry out the transactions contemplated hereby, be vested in Walker or otherwise adequately secured to the satisfaction of WPCS on or before the Closing Date.

Material Change in the WPCS Business

8.2 If any material loss or damage to the WPCS Business occurs prior to Closing and such loss or damage, in Walker's reasonable opinion, cannot be substantially repaired or replaced within sixty (60) days, Walker shall, within two (2) days following any such loss or damage, by notice in writing to WPCS, at its option, either:

(a) terminate this Agreement, in which case no party will be under any further obligation to any other party; or

(b) elect to complete the Merger and the other transactions contemplated hereby, in which case the proceeds and the rights to receive the proceeds of all insurance covering such loss or damage will, as a condition precedent to Walker's obligations to carry out the transactions contemplated hereby, be vested in WPCS or otherwise adequately secured to the satisfaction of Walker on or before the Closing Date.


                                    ARTICLE 9
                                     CLOSING

Closing

9.1 The Merger and the other transactions contemplated by this Agreement will be closed at the Place of Closing in accordance with the closing procedure set out in this Article.

Documents to be Delivered by Walker

9.2 On or before the Closing, Walker and the Walker Shareholders will deliver or cause to be delivered to WPCS:

(a) the original or certified copies of the charter documents of Walker and all corporate records documents and instruments of Walker, the corporate seal of Walker and all books and accounts of Walker;

(b) all reasonable consents or approvals required to be obtained by Walker for the purposes of completing the Merger and preserving and maintaining the interests of Walker under any and all Walker Material Contracts and in relation to Walker Assets;

(c) certified copies of such resolutions of the shareholders and directors of Walker as are required to be passed to authorize the execution, delivery and implementation of this Agreement;

(d) an acknowledgement from Walker and the Walker Shareholders of the satisfaction of the conditions precedent set forth in section 7.3 hereof;

(e) an Officer's Certificate executed by a duly authorized officer of Walker stating that the working capital of Walker at the Closing Date (being cash, all accounts receivable net of bad debt reserve, employee receivables, workmen's compensation refunds receivable for the 2002 fiscal year, costs in excess of billings, less accounts payable, accrued expenses (short term liabilities as listed on the Walker Financial Statement as of Oct. 31, 2002), other than Section 125 Plan liabilities, dental trust fund payable, notes payable - autos (ST), state income tax liability calculated on a cash-basis taxable income, and billings in excess of costs ) is not less that $1,200,000, provided, however, that the Walker Shareholders shall be entitled to withdraw any working capital of Walker in excess of $1,200,000;

(f)                 the Employment Agreements, duly executed by Walker, D.
                    Walker and G. Walker;

(g)                 the Certificates of Merger, duly executed by Walker;

(h) the Registration Rights Agreement, duly executed by the Walker Shareholders; and

(i) such other documents as WPCS may reasonably require to give effect to the terms and intention of this Agreement.

Documents to be Delivered by WPCS

9.3 On or before the Closing, WPCS shall deliver or cause to be delivered to Walker and the Walker Shareholders:

(a) share certificates representing the Acquisition Shares duly registered in the names of the Walker Shareholders;

(b)                 the Cash Consideration due to be paid on the Closing Date;

(c) certified copies of such resolutions of the directors of WPCS as are required to be passed to authorize the execution, delivery and implementation of this Agreement;

(d) a certified copy of a resolution of the directors of WPCS dated as of the Closing Date appointing G. Walker as a director of WPCS;

(e) a certified copy of a resolution of the directors of Walker dated as of the Closing Date, approving the Employment Agreements;

(f) an acknowledgement from WPCS of the satisfaction of the conditions precedent set forth in section 7.1 hereof;

(g)                 the Employment Agreements, duly executed by WPCS:

(h)                 the Registration Rights Agreement, duly executed by WPCS;

(i)                 the Certificates of Merger, duly executed by the Acquirer;

(j) the Indemnification Agreements between WPCS and D. Walker and G. Walker, in substantially the form attached hereto as Exhibit D;

(k)                 the Assumption Agreement, duly executed by WPCS;

(l) the Security Agreement between WPCS, Walker and the Walker Shareholders in substantially the form attached hereto as Schedule M; and

(m) such other documents as Walker may reasonably require to give effect to the terms and intention of this Agreement.


                                   ARTICLE 10
                              POST-CLOSING MATTERS

         Forthwith after the Closing, WPCS, Walker and the Walker Shareholders agree to use all their best efforts to:

(a) file the Certificates of Merger with Secretaries of State of Delaware and California;

(b) cause the directors of Walker to be D. Walker, G. Walker, Andrew Hidalgo, E.J. von Schaumburg and Andrew Shoffner;

(c)                 issue a news release reporting the Closing;

(d) file a Form 8-K with the Securities and Exchange Commission disclosing the terms of this Agreement and, not more than 60 days following the filing of such Form 8-K, to file and amended Form 8-K which includes audited financial statements of Walker as well as pro forma financial information of Walker and WPCS as required by Regulation SB as promulgated by the Securities and Exchange Commission; and

(e) file reports on Form 3 (and Form 13D, where applicable) with the Securities and Exchange Commission disclosing the acquisition of the Acquisition Shares by the Walker Shareholders.


                                   ARTICLE 11
                               GENERAL PROVISIONS

Arbitration

11.1 The parties hereto shall attempt to resolve any dispute, controversy, difference or claim arising out of or relating to this Agreement by negotiation in good faith. If such good negotiation fails to resolve such dispute, controversy, difference or claim within thirty (30) days after any party delivers to any other party a notice of its intent to submit such matter to arbitration, then any party to such dispute, controversy, difference or claim may submit such matter to arbitration.

         Any action or proceeding seeking to enforce any provision of, or based upon any right arising out of, this Agreement shall be settled by binding arbitration by a panel of three (3) arbitrators in accordance with the Commercial Arbitration Rules of the American Arbitration Association and governed by the laws of the State of Delaware (without regard to the choice-of-law rules or principles of that jurisdiction). Judgment upon the award may be entered in any court located in the State of Delaware, and all the parties hereto hereby consent to submit to the jurisdiction of such courts and expressly waive any objections or defense based upon lack of personal jurisdiction or venue.

         Each of the plaintiff and defendant party to the arbitration shall select one (1) arbitrator (or where multiple plaintiffs and/or defendants exist, one (1) arbitrator shall be chosen collectively by such parties comprising the plaintiffs and one (1) arbitrator shall be chosen collectively by those parties comprising the defendants) and then the two (2) arbitrators shall mutually agree upon the third arbitrator. Where no agreement can be reached on the selection of either a third arbitrator or an arbitrator to be named by either a group of plaintiffs or a group of defendants, any implicated party may apply to a judge of the courts of the State of Delaware, to name an arbitrator. The location of any arbitration shall be in the State of Delaware. Process in any such action or proceeding may be served on any party anywhere in the world.


Procedure for Indemnity Claims

11.2     Indemnification Claim Made by WPCS.

(a) Stockholder's Representative. For the purposes of this Agreement, G. Walker shall act as the representative (the "Stockholders' Representative") and attorney-in-fact for D. Walker and G. Walker (the "Principals") with full power of attorney to act on their behalf with respect to any indemnification claims made by WPCS under this Agreement including, but not limited to, administering, settling, or otherwise resolving any WPCS Claim Notice (as defined in Section 11.2(b) below), responding to and settling any WPCS Claim Notice, and executing and delivering any statement, release or settlement to WPCS. If G. Walker resigns, dies, or is incapacitated and, therefore, unable to act as agent as herein contemplated, then D. Walker shall be the Stockholders' Representative. The Principals may appoint a different Stockholders' Representative by giving written notice thereof to WPCS.

(b) Notice. If WPCS elects to assert a claim for indemnification by the Principals under this Agreement, it shall give written notice ("WPCS Claim Notice") to the Stockholders' Representative within the time period set forth in
Section 11.2(f) of this Agreement. Such notice shall include a general description of the claim and the basis therefore and, if applicable, reference to the relevant provisions of this Agreement, documents or other evidence supporting such claim, and the amount, if known, asserted by WPCS for such claim (including, if appropriate, an estimate of all costs and expenses reasonably expected to be incurred by WPCS by reason of such claim). Such notice and other notices hereunder shall be given to the Stockholders' Representative and to the other parties in accordance with and at the addresses provided in Sections 11.4 and 11.5 of this Agreement. Within twenty (20) business days after receipt of the WPCS Claim Notice, the Stockholders' Representative will advise WPCS whether the Principals agree with the WPCS Claim Notice and to the amount thereof, or whether Principals object to the same.

(c) Payment to WPCS. The Principals shall pay WPCS (i) the amount of the WPCS Claim Notice if WPCS has not received a response to the WPCS Claim Notice from the Stockholders' Representative within twenty (20) business days after receipt of the WPCS Claim Notice by the Stockholders' Representative, stating that the Principals object to the WPCS Claim Notice; or (ii) such other amount as WPCS and the Stockholders' Representative may agree upon in a writing signed by both parties.

(d) Unliquidated Claims. If a claim for indemnification arises out of, or is based on, a claim or right asserted by a third party, the parties shall not be required to resolve the amount of such loss until such third party claim is resolved whether by judicial decision or otherwise, and all appeals have been exhausted or the time for filing such appeals shall have expired.

(e) Mutual Resolution. If the Principals object to a WPCS Claim Notice, the Principals and WPCS shall use their best efforts to attempt in good faith to resolve such claim in an expedited manner. Each party shall cooperate in furnishing, or providing access to, all available documents or other evidence relevant to such claim, except any privileged evidence or materials specifically prepared to support such WPCS Claim Notice by WPCS or to support the Principals' defense in respect of such claim. To the extent the amount of such WPCS Claim Notice is not finally resolved within sixty (60) days after objection is made by the Stockholders' Representative, the disputed portion of such claim shall be submitted for settlement pursuant to Section 11.1 of this Agreement, unless otherwise agreed by the parties. To the extent the amount of such WPCS Claim Notice is finally resolved, WPCS and the Stockholders' Representative shall sign a written statement setting forth such settlement amount. WPCS shall then be entitled to receive payment of such settlement amount from the Principals.

(f) Termination. WPCS's right to indemnification under this Agreement shall apply only to those claims written notice of which shall have been delivered by WPCS to the Stockholders' Representative not later than two (2) years after the Closing Date.

(g) Settlement of Claims. To the extent that the Principals and WPCS have not resolved any disputed WPCS Claim Notice pursuant to Section 11.2.(e) above, such dispute shall be settled in accordance with the dispute resolution procedures set forth in Section 11.1 of this Agreement.

11.3     Indemnification Claim Made by Walker or the Walker Shareholders.

(a) Stockholder's Representative. For the purposes of this Agreement, G. Walker shall act as the representative (the "Stockholders' Representative") and attorney-in-fact for Walker and the Walker Shareholders with full power of attorney to act on their behalf with respect to any indemnification claims made by Walker or the Walker Shareholders under this Agreement including, but not limited to, filing, administering, settling, or otherwise resolving any Walker Claim Notice (as defined in Section 11.3(b) below), and executing and delivering any statement, release or settlement to WPCS with respect to a Walker Claim Notice. If G. Walker resigns, dies, or is incapacitated and, therefore, unable to act as agent as herein contemplated, then D. Walker shall be the Stockholders' Representative. The Principals may appoint a different Stockholders' Representative by giving written notice thereof to WPCS.

(b) Notice. If Walker or the Walker Shareholders elect to assert a claim for indemnification by WPCS under this Agreement, it shall give written notice ("Walker Claim Notice") to WPCS within the time period set forth in Section 11.3(f) of this Agreement. Such notice shall include a general description of the claim and the basis therefore and, if applicable, reference to the relevant provisions of this Agreement, documents or other evidence supporting such claim, and the amount, if known, asserted by Walker or the Walker Shareholders for such claim (including, if appropriate, an estimate of all costs and expenses reasonably expected to be incurred by Walker or the Walker Shareholders by reason of such claim). Such notice and other notices hereunder shall be given to WPCS and to the other parties in accordance with and at the addresses provided in Sections 11.4 and 11.5 of this Agreement. Within twenty (20) business days after receipt of the Walker Claim Notice, WPCS will advise the Stockholders' Representative whether WPCS agrees with the Walker Claim Notice and to the amount thereof, or whether WPCS objects to the same.

(c) Payment to Walker or Walker Shareholders WPCS shall pay Walker or the Walker Shareholders (i) the amount of the Walker Claim Notice if the Shareholders' Representative has not received a response to the Walker Claim Notice from WPCS within twenty (20) business days after receipt of the Walker Claim Notice by WPCS, stating that WPCS objects to the Walker Claim Notice; or (ii) such other amount as WPCS and the Stockholders' Representative may agree upon in a writing signed by both parties.

(d) Unliquidated Claims. If a claim for indemnification arises out of, or is based on, a claim or right asserted by a third party, the parties shall not be required to resolve the amount of such loss until such third party claim is resolved whether by judicial decision or otherwise, and all appeals have been exhausted or the time for filing such appeals shall have expired.

(e) Mutual Resolution. If WPCS objects to a Walker Claim Notice, the Stockholders' Representative and WPCS shall use their best efforts to attempt in good faith to resolve such claim in an expedited manner. Each party shall cooperate in furnishing, or providing access to, all available documents or other evidence relevant to such claim, except any privileged evidence or materials specifically prepared to support such Walker Claim Notice by Walker or the Walker Shareholders or to support WPCS's defense in respect of such claim. To the extent the amount of such Walker Claim Notice is not finally resolved within sixty (60) days after objection is made by WPCS, the disputed portion of such claim shall be submitted for settlement pursuant to Section 11.1 of this Agreement, unless otherwise agreed by the parties. To the extent the amount of such Walker Claim Notice is finally resolved, WPCS and the Stockholders' Representative shall sign a written statement setting forth such settlement amount. Walker or the Walker Shareholders shall then be entitled to receive payment of such settlement amount from the Principals.

(f) Termination. Walker and the Walker Shareholders' right to indemnification under this Agreement shall apply only to those claims written notice of which shall have been delivered by the Stockholders' Representative to WPCS not later than two (2) years after the Closing Date.

(g) Settlement of Claims. To the extent that the Shareholders' Representative and WPCS have not resolved any disputed Walker Claim Notice pursuant to Section 11.3.(e) above, such dispute shall be settled in accordance with the dispute resolution procedures set forth in Section 11.1 of this Agreement.

Notice

11.4 Any notice required or permitted to be given by any party will be deemed to be given when in writing and delivered to the address for notice of the intended recipient by personal delivery, prepaid single certified or registered mail, or Facsimile. Any notice delivered by mail shall be deemed to have been received on the fourth business day after and excluding the date of mailing, except in the event of a disruption in regular postal service in which event such notice shall be deemed to be delivered on the actual date of receipt. Any notice delivered personally or by Facsimile shall be deemed to have been received on the actual date of delivery.

Addresses for Service

11.5 The address for service of notice of each of the parties hereto is as follows:

(a) WPCS or the Acquirer:

                    WPCS International Incorporated
                    140 South Village Avenue, Suite 20
                    Exton, Pennsylvania 19341
                    Attn:  Andrew Hidalgo, President
                    Phone:  (610) 903-0400
                    Facsimile: (610) 903-0401

                    Copy to:

                    Marc J. Ross, Esq.
                    Thomas A. Rose, Esq.
                    Sichenzia Ross Friedman Ference LLP
                    1065 Avenue of the Americas
                    New York, New York 10018
                    Phone:  (212) 930-9700
                    Facsimile: (212) 930-9725

(b)      Walker or the Walker Shareholders

                    Walker Comm, Inc.
                    521 Railroad Avenue
                    Fairfield, California 94533
                    Attn:  Donald C. Walker, President
                    Phone:  (707) 398-3421
                    Facsimile: (707) 421-1359

                    Copy to:

                    Wyman Smith, Esq.
                    Gaw VanMale Smith Myers & Miroglio
                    1000 Main Street
                    Suite 300
                    Napa, California 94559
                    Phone:  (707) 252-9000
                    Facsimile: (707) 252-0792


Change of Address

11.6 Any party may, by notice to the other parties change its address for notice to some other address in North America and will so change its address for notice whenever the existing address or notice ceases to be adequate for delivery by hand. A post office box may not be used as an address for service.

Further Assurances

11.7 Each of the parties will execute and deliver such further and other documents and do and perform such further and other acts as any other party may reasonably require to carry out and give effect to the terms and intention of this Agreement.

Time of the Essence

11.8     Time is expressly declared to be the essence of this Agreement.

Entire Agreement

11.9 The provisions contained herein constitute the entire agreement among Walker, the Walker Shareholders, the Acquirer and WPCS respecting the subject matter hereof and supersede all previous communications, representations and agreements, whether verbal or written, among Walker, the Walker Shareholders, the Acquirer and WPCS with respect to the subject matter hereof.

Successors and Assigns

11.10 This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

Assignment

11.11 This Agreement is not assignable without the prior written consent of the parties hereto.

Counterparts

11.12 This Agreement may be executed in counterparts, each of which when executed by any party will be deemed to be an original and all of which counterparts will together constitute one and the same Agreement. Delivery of executed copies of this Agreement by Facsimile will constitute proper delivery, provided that originally executed counterparts are delivered to the parties within a reasonable time thereafter.

Applicable Law

11.13    This Agreement is subject to the laws of the State of Delaware.



                  [Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the parties have executed this Agreement effective as of the day and year first above written.




                                                              WPCS INTERNATIONAL
                                                              INCORPORATED



                                                        By:/s ANDREW HIDALGO
Witness                                                       Andrew Hidalgo,
                                                              President

Name

Address





                                                              WALKER COMM
                                                              MERGER CORP.



                                                        By:/s/ ANDREW HIDALGO
Witness                                                        Andrew Hidalgo,
                                                               President

Name

Address





                                                              WALKER COMM, INC.




                                                       By:/s/ DONALD C. WALKER
Witness                                                       Donald C. Walker,
                                                              President

Name

Address




    [Signature Page to Agreement and Plan of Merger dated December 30, 2002]

                                                         /s/ DONALD C. WALKER
Witness                                                      DONALD C. WALKER

Name

Address




                                                         /s/ GARY R. WALKER
Witness                                                      GARY R. WALKER

Name

Address





                                                         /s/ TANYA D. SANCEZ
Witness                                                      TANYA D. SANCHEZ

Name

Address











    [Signature Page to Agreement and Plan of Merger dated December 30, 2002]